                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                             (Amendment No. ___ )*

                                 Panavision Inc.
                                (Name of Issuer)
                                ----------------

                          Common Stock, $.01 par value
                         ------------------------------
                       (Title of Class of Securities)

                                  698390E 10 O
                                 (CUSIP Number)
                                 --------------

                                November 21, 1996
             -------------------------------------------------------
           (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








                               Page 1 of 5 Pages
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-------------------------
CUSIP No.  698390E 10 O                 13G
-------------------------
--------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (Entities Only).

    William C. Scott III
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a)  [ ]

                                                       (b)  [ ]

    Not applicable
--------------------------------------------------------------------------------
 3  SEC USE ONLY

--------------------------------------------------------------------------------
 4  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

--------------------------------------------------------------------------------
                     5  SOLE VOTING POWER

                        1,262,508
--------------------------------------------------------------------------------
   NUMBER OF         6  SHARED VOTING POWER
     SHARES
  BENEFICIALLY          0
    OWNED BY
                    ------------------------------------------------------------
      EACH           7  SOLE DISPOSITIVE POWER
   REPORTING
     PERSON             1,256,508
      WITH
                    ------------------------------------------------------------
                     8  SHARED DISPOSITIVE POWER

                        6,000
--------------------------------------------------------------------------------
 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,262,508
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
    (See Instructions)


--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    6.7%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON (See Instructions)

    IN
--------------------------------------------------------------------------------





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Item 1(a):           Name of Issuer:
                     ---------------

                     Panavision Inc. (the "Issuer").

Item 1(b):           Address of Issuer's Principal Executive Offices:
                     ------------------------------------------------

                     6219 DeSoto Avenue
                     Woodland Hills, California 91367

Items 2(a)           Name of Person Filing:
                     ----------------------

                     This Statement is filed on behalf of the following person (the "Reporting Person"):

                     Mr. William C. Scott III ("Mr. Scott").

Item 2(b)            Address of Principal Business Office:
                     -------------------------------------

                     The address of the principal business office of Mr. Scott is Panavision Inc., 885 Third Avenue, Suite 3020, New York, NY 10022.


Item 2(c)            Citizenship:
                     ------------

                     Mr. Scott is a United States citizen.

Item 2(d)            Title of Class of Securities:
                     -----------------------------

                     Common Stock, par value $0.01 per share (the
                     "Shares").

Item 2(e)            CUSIP Number:
                     -------------

                     698390E 10 O

Item 3               Not Applicable.

Item 4.              Ownership:
                     ----------

Item 4(a)            Amount Beneficially Owned:
                     --------------------------

                     As of May 13, 1998, the Reporting Person may be deemed the beneficial owner of 1,262,508 Shares.


Item 4(b)            Percent of Class:
                     -----------------

                     The number of Shares of which Mr. Scott may be deemed to be the beneficial owner constitutes approximately 6.7% of the total number of Shares outstanding.


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Item 4(c)            Number of shares as to which such person has:
                     ---------------------------------------------

                     (i)    Sole power to vote or to direct the vote:
                            1,262,508

                     (ii)   Shared power to vote or to direct the vote:
                            -0-

                     (iii) Sole power to dispose or to direct the disposition of: 1,256,508

                     (iv) Shared power to dispose or to direct the disposition of: 6,000


Item 5               Ownership of Five Percent or Less of a Class:
                     --------------------------------------------

                     Not Applicable.

Item 6               Ownership of More than Five Percent on Behalf of Another
                     --------------------------------------------------------
                     Person:
                     -------

                     Mrs. William C. Scott has the right to participate in the receipt of dividends from, or proceeds from the sale of, 6,000 Shares in accordance with her ownership interests in such Shares.



Item 7               Identification and Classification of the
                     ----------------------------------------
                     Subsidiary Which Acquired the Security Being
                     --------------------------------------------
                     Reported on By the Parent Holding Company:
                     ------------------------------------------

                     Not Applicable.

Item 8               Identification and Classification of Members
                     --------------------------------------------
                     of the Group:
                     -------------

                     Not Applicable.


Item 9               Notice of Dissolution of Group:
                     ------------------------------

                     Not Applicable.

Item 10              Certification:
                     --------------

                     Not Applicable.




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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  May 20, 1998                         WILLIAM C. SCOTT


                                             /s/  William C. Scott
                                             ------------------------







                               Page 5 of 5 Pages